UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
TD Banknorth Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
87235A 10 1

(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222
Copy to:
Lee Meyerson, Esq.
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 19, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87235A 10 1

1	NAMES OF REPORTING PERSONS: I.R.S. Identification Nos. of above persons (entities only).

	The Toronto-Dominion Bank
	I.R.S. Identification No. 13-5640479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	7	SOLE VOTING POWER:

NUMBER OF		130,102,311

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		130,102,311

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	130,102,311

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	56.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	BK

* Percentage ownership based on 228,353,416 shares of Issuer Common Stock outstanding as of November 17, 2006, as provided by the Issuer.

Item 1. Security and Issuer
     This Amendment No. 8 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Banknorth Inc., a Delaware corporation (the “Issuer”), initially filed on March 9, 2005, as amended by Amendment No. 1 thereto filed on March 18, 2005, Amendment No. 2 thereto filed on March 28, 2005, Amendment No. 3 thereto filed on July 18, 2005, Amendment No. 4 thereto filed on February 8, 2006, Amendment No. 5 thereto filed on March 3, 2006, Amendment No. 6 thereto filed on April 21, 2006 and Amendment No. 7 thereto filed on October 24, 2006 (as amended, this “Statement”), by the reporting person, The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), with respect to the items set forth below.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Statement is hereby amended and supplemented by the following:
     The total consideration paid by TD in connection with the purchase of the 233,000 shares of Issuer Common Stock acquired by it since its most recent filing on Schedule 13D on October 24, 2006, was approximately $6.9 million, all of which was provided from TD’s cash on hand.
     The total consideration to be paid by TD in connection with the Merger described in Item 4 below is estimated to be approximately $3.2 billion. TD currently expects that this amount will be funded by a combination of cash on hand and an offering or offerings of subordinated debt or hybrid capital of TD to be completed prior to the completion of the Merger (as defined below).
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented by the following:
     On November 18, 2006, at the invitation of the Designated Independent Directors Committee of the Issuer’s Board of Directors, TD submitted a proposal to acquire all of the outstanding shares of the Issuer Common Stock not currently owned by TD for $32.33 per share in cash. On November 19, 2006, the Designated Independent Directors Committee and the Issuer’s full Board of Directors (upon the recommendation of the Designated Independent Directors Committee) approved an Agreement and Plan of Merger, dated as of November 19, 2006, among TD, Bonn Merger Co., a newly formed Delaware corporation and a wholly owned subsidiary of TD (“Merger Sub”), and the Issuer (the “Merger Agreement”). On November 20, 2006, TD and the Issuer announced the execution of the Merger Agreement.

     Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of TD (the “Surviving Corporation”). At the effective time of the Merger, each then-outstanding share of Issuer Common Stock (subject to certain exceptions for shares held by TD and its subsidiaries and the Issuer and its subsidiaries, and for dissenting shares) will be converted into the right to receive $32.33 in cash. Options and other equity-based awards of the Issuer will either be converted into comparable instruments with respect to common shares of TD or canceled for a cash payment based on the $32.33 per share merger consideration, as provided in the Merger Agreement.
     Completion of the Merger is subject to the satisfaction of a number of conditions, including the receipt of regulatory approvals and the adoption of the Merger Agreement by (i) the holders of a majority of the outstanding shares of Issuer Common Stock and (ii) the holders of a majority of the outstanding shares of Issuer Common Stock not Beneficially Owned by TD or its affiliates (as defined in the Stockholders Agreement).
     Concurrently with the execution of the Merger Agreement, TD entered into a voting agreement (the “Voting Agreement”) with Private Capital Management, L.P. (“PCM”), pursuant to which PCM has agreed to vote all shares of Issuer Common Stock over which it exercises voting authority in favor of the adoption of the Merger Agreement. Pursuant to the Voting Agreement, PCM has also agreed to certain restrictions on the discretionary transfer of its shares of Issuer Common Stock, subject to special exceptions, and on its ability to solicit a competing proposal. TD disclaims beneficial ownership of all shares of Issuer Common Stock held by PCM.
     The foregoing description of the Merger Agreement, the Voting Agreement, and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is included as an exhibit hereto and incorporated by reference to this Item 4 and by the full text of the Merger Agreement, which will be filed as an exhibit to a subsequent amendment to this Statement as soon as practicable, and incorporated by reference upon such filing.
     The Merger is currently expected to close during March or April of 2007. If the Merger is consummated, the Issuer Common Stock will be delisted from the New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and supplemented by the following:
     (a) (i) As of November 17, 2006, TD was the beneficial owner of 130,102,311 shares of Issuer Common Stock, representing approximately 56.97% of the outstanding Issuer Common Stock, based on a total of 228,353,416 shares outstanding as of November 17, 2006, as provided to TD by the Issuer.
     (c) Except as described in Item 4 above and except for purchases by TD as described below, neither TD nor, to the best of TD’s knowledge, any of the individuals listed on Schedule I hereto, has engaged in any transactions in any shares of Issuer Common Stock since TD’s most recent filing on Schedule 13D on October 24, 2006. Since the date of such filing, TD has made the following acquisitions of Issuer Common Stock:

▪	On October 26, 2006, TD acquired in open market purchases 95,000 shares of Issuer Common Stock at an average price of $29.80.

▪	On October 27, 2006, TD acquired in open market purchases 100,000 shares of Issuer Common Stock at an average price of $29.96.

▪	On October 30, 2006, TD acquired in open market purchases 38,000 shares of Issuer Common Stock at an average price of $29.74.
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
     The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.
Item 7. Material to be Filed as Exhibits
8. Voting Agreement, dated as of November 19, 2006 between TD and PCM.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK

By:	/s/ Norie Campbell
Name:	Norie Campbell
Title:	Vice President, Legal

Dated: November 20, 2006